Exhibit 99.205

DeFi Technologies Commences Trading on the OTCQB Market in the United States

The Company’s common shares are also eligible for electronic clearing and settlement through the Depository Trust Company (“DTC”).

TORONTO, April 19, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTCQB: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, is pleased to announce that it has qualified for trading on the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. and the Company’s common shares commenced trading today on the OTCQB under the symbol “DEFTF.” The Company’s common shares are also eligible for electronic clearing and settlement through the Depository Trust Company (“DTC”).

DeFi Technology’s common shares will continue to trade on the NEO Exchange in Canada under the symbol “NEO:DEFI” and on the Frankfurt Exchange under the symbol “RMJ.”

“Becoming an OTCQB-listed company is an important step in our overall corporate strategy as we look to increase awareness of DeFi Technologies within the U.S. investment community,” said Russell Starr, CEO of DeFi Technologies. “Today’s announcement will help us as we continue to build our presence in the U.S. market, and will provide additional liquidity by allowing US investors to more easily invest in a company that provides exposure to today’s leading Web 3.0 and decentralized finance (DeFi) protocols.”

U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com. The Company’s listing on the NEO Exchange and the trading of its shares on the OTCQB contribute to the genuine North American presence and affords investors preeminent access to trading.

Learn more about DeFi Technologies at defi.tech.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information includes, but is not limited to, statements with respect to staking of BLT held by DeFi Technologies; the development of the DeFi Infrastructure & Governance business line; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the growth and development of DeFi and the cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; and general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact:

Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

Public Relations
Wachsman PR
defitech@wachsman.com

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

CO: DeFi Technologies, Inc.

CNW 07:30e 19-APR-22